1010 Randolph Avenue LLC Offering Memorandum

1. Executive Summary

- **Project Name**: 1010 Randolph Avenue
- **Project Location**: 1010 Randolph Avenue, Pulaski, VA
- **Offering Type**: Equity investment in an 8-unit multifamily complex and a single-family home
- **Capital Provided via Sponsor:** $100,000
- **Total Capital Raise**: $100,000
- **Minimum Investment**: $100 (non-accredited), $50,000 (accredited)
- **Investment Term**: 5 years, with evaluations for sale or refinance at years 5, 7, and 10
- **Target Investor**: Accredited and non-accredited investors under Regulation Crowdfunding (Reg CF)

2. Sponsor Information

- **Sponsor Name**: Cody Journell, 1010 Randolph Avenue LLC
- **Sponsor Background**: Cody Journell, through 1010 Randolph Avenue LLC, is an experienced real estate developer with a focus on value-add multifamily properties. He has successfully executed similar projects in the New River Valley and Roanoke Valley areas in Virginia area. His expertise includes managing property acquisitions, overseeing renovations, and optimizing asset performance.

3. Project Overview

- **Property Description**: The project involves the acquisition and renovation of two apartment buildings with a total of 8 units and a single-family home on the same lot. The units consist of a mix of two 1-bedroom, two 2-bedroom, and four 3-bedroom units, while the single-family home has five bedrooms. This property is located in Pulaski, VA, which offers a high potential for rental growth and property appreciation due to increasing demand for affordable housing.
- **Location Benefits**: Pulaski, VA, offers a prime investment opportunity due to its affordability, proximity to growing economic centers, and a housing shortage that is driving demand for rental properties. The property is situated in a developing area that is seeing an influx of renters, particularly families and working professionals.

4. Investment Strategy

- **Acquisition Strategy**: The property was purchased for $505,000, with a combination of investor equity and financing. A construction budget of $320,000 has been allocated to refurbish the buildings and bring them to market-standard condition. The renovations will focus on increasing rental income by improving the property's appeal and functionality.

- **Exit Strategy**: The plan is to hold the property for 5 years, with options to sell or refinance in years 5, 7, or 10, depending on market conditions. Investors will receive a share of net cash flow during the hold period, as well as a return of capital and profits upon exit.
- **Target Return**: Investors are projected to achieve an equity increase of approximately 101.49% over the 5-year holding period. Distributions will be made quarterly based on available cash flow.

5. Use of Funds

The capital raised will be used to fund the following key areas of the project:

- **Total Capital Raise**: $100,000 (equity contribution)

1. Acquisition Costs: $25,000

- The down payment for the property purchase. The property was acquired for $505,000, with a loan secured for the balance.

2. Construction and Renovation Costs: $320,000

- Major upgrades to the interior and exterior of the units, including:
    - New electrical and plumbing systems
    - Roof repairs and exterior improvements
    - Interior renovations such as flooring, painting, and fixtures to make the units more competitive in the rental market
    - Landscaping and parking improvements to enhance curb appeal

3. Financing and Carrying Costs: $30,000

- This covers interest payments on the construction loan, property taxes, insurance, and other operating expenses during the stabilization period.

4. Closing Costs and Fees: $25,000

- Legal fees, title insurance, appraisal fees, and other professional services related to the acquisition of the property.

5. Contingency: $10,000

- A contingency reserve for unexpected expenses or delays during construction.

6. Financial Overview

- **Sources and Uses of Funds**:
    - **Sources**:
        - Investor Equity: $100,000

- ■ Sponsor and Contractor Equity: $100,000
- ■ Loan Financing: $480,000
- ■ Construction Loan: $150,000
  - ○ **Uses**:
    - ■ Property Acquisition: $505,000
    - ■ Renovations: $320,000
    - ■ Carrying Costs and Reserves: $30,000
    - ■ Closing Costs: $25,000
    - ■ Contingency: $10,000
- **Pro Forma Financials**: The property is projected to generate gross annual revenue of $102,000, with operational expenses totaling $14,712. This yields a projected net operating income (NOI) of $80,147 annually. Cash flow will be distributed quarterly, with investors receiving returns based on their equity percentage.

7. Legal Structure

- **Entity Name**: 1010 Randolph Avenue LLC
- **Legal Structure**: Limited Liability Company (LLC). Investors will become members of the LLC and own a proportionate share based on their investment. The sponsor retains 55% equity, investors hold 35%, and the contractor holds 10%.
- **Operating Agreement**: The LLC is governed by its operating agreement, which outlines the roles, responsibilities, and profit-sharing arrangements between the sponsor, contractor, and investors.

8. Risk Factors

- **Acts of God:** Being a real-world asset acts uncontrollable by the sponsor, such as fire, flooding, storms, ect could result in full or partial loss of investment.
- **Project Risk:** It is a low but viable risk that the project may go over budget resulting in additional capital requirements that may dilute current investors.
- **Market Risk**: The property's value and rental income are subject to fluctuations in the local real estate market. Changes in interest rates, economic downturns, or local competition may impact profitability.
- **Operational Risk**: Delays in renovations, leasing, or unforeseen construction issues could affect returns.
- **Regulatory Risk**: The project must comply with SEC regulations under Regulation Crowdfunding (Reg CF), which includes reporting and disclosure requirements.

9. Offering Terms

- **Security Type**: Membership interests in 1010 Randolph Avenue LLC
- **Offering Structure**: This offering is conducted under Regulation Crowdfunding (Reg CF), allowing both accredited and non-accredited investors to participate within their legal investment limits.
- **Investor Suitability**:

- ○ Non-accredited investors may invest no more than 5% of their annual income or net worth if both are under $107,000, and no more than 10% if either is over that amount, subject to an annual limit of $107,000.

10. Legal Disclosures

- **Use of Funding Portal**: The offering will be conducted via an SEC-registered funding portal, which will manage investor communications, compliance checks, and documentation. All necessary information will be provided through the portal, and any material updates will be disclosed.
- **Conflict of Interest**: Cody Journell, the sponsor, may engage affiliated entities for services related to the project, such as property management or construction. Any such relationships will be disclosed in advance.

11. Subscription Information

- **How to Invest**: Investors may participate by signing a subscription agreement through the funding portal and submitting their investment. Funds will be held in escrow until the offering reaches its target and closes.
- **Escrow Agent**: NCIT LLC

12. Appendices

- **Operating Agreement**: A copy of the LLC's operating agreement is available for review.
- **Pro Forma Financials**: Detailed year-by-year projections and assumptions are included.
- **Subscription Agreement**: The subscription agreement outlines the terms and conditions of investor participation.